FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2008

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission File Number  1 - 12777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

 AZZ incorporated Employee Benefit Plan & Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AZZ incorporated
University Centre I, Suite 200
1300 South University Drive
Fort Worth, Texas 76107

REQUIRED INFORMATION

The AZZ incorporated Employee Benefit Plan & Trust is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the AZZ incorporated Employee Benefit Plan & Trust prepared in accordance with the financial reporting requirements of ERISA.

AZZ incorporated
Employee Benefit Plan & Trust

Financial Statements
and Supplemental Schedule

Years Ended February 29, 2008 and February 28, 2007
with Report of Independent
Registered Public Accounting Firm

AZZ incorporated Employee Benefit Plan & Trust

Financial Statements and Supplemental Schedule

Years Ended February 29, 2008 and February 28, 2007

NOTE:
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
AZZ incorporated Employee Benefit Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 29, 2008 and February 28, 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 29, 2008 and February 28, 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
August 25, 2008

AZZ incorporated Employee Benefit Plan & Trust

Statements of Net Assets Available for Benefits

	February 29,	February 28,
	2008	2007
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$24,378,959	$22,260,835
AZZ incorporated common stock	750,150	652,989
Short-term investments	1,928,246	1,446,887
Participant loans	842,634	595,131
Total investments	27,899,989	24,955,842

Receivables:
Employer contributions	3,937,121	3,139,869
Participant contributions	97,329	90,959
Total receivables	4,034,450	3,230,828

Total assets	31,934,439	28,186,670

Liabilities
Excess contributions payable	-	5,514

Net Assets Available for Benefits	$31,934,439	$28,181,156

AZZ incorporated Employee Benefit Plan & Trust

Statements of Changes in Net Assets Available for Benefits

	Years Ended
	February 29,	February 28,
	2008	2007
Additions to Net Assets
Investment income:
Interest and dividend income	$2,215,383	$1,318,962
Net realized and unrealized gains (losses)	(1,719,984)	1,026,379
Total investment income	495,399	2,345,341

Contributions:
Employer	4,872,141	3,831,768
Participants	2,539,697	1,932,195
Rollovers	110,308	486,517
Transfers in	-	1,838,058
Total contributions	7,522,146	8,088,538

Total additions	8,017,545	10,433,879

Deductions from Net Assets
Benefits paid to participants	4,264,262	1,317,612

Net increase in net assets available for benefits	3,753,283	9,116,267

Net assets available for benefits at beginning of year	28,181,156	19,064,889

Net assets available for benefits at end of year	$31,934,439	$28,181,156

AZZ Incorporated Employee Benefit Plan & Trust

Notes to Financial Statements

February 29, 2008 and February 28, 2007

A.         Description of the Plan

The following description of the AZZ incorporated Employee Benefit Plan & Trust (the “Plan”) provides only general information.  The Plan is sponsored by AZZ incorporated (the “Company”).  Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed ninety days of service and attained 18 years of age.  Eligibility for profit sharing begins after one year of service.  Entry dates into the Plan are on the first day of the month on or after which these requirements are met.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company has adopted the MFS Retirement Services, Inc. (“MFS”) Non-Standardized 401(k) Profit Sharing Plan and Trust and appointed MFS Heritage Trust Company as the trustee of the trust established under the Plan.

Effective February 1, 2007, MFS changed its name to Sun Life Retirement Services (U.S.), Inc. (“Sun Life”).  Effective March 4, 2008, Sun Life changed its name to The Hartford Financial Services Group, Inc. (“Hartford).

Contributions

Participants may elect to contribute from 1% to 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations.  The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s Board of Directors.  Additionally, the Company may contribute discretionary profit sharing amounts to the Plan as determined each year by the Company’s Board of Directors.  To be eligible to receive matching contributions and profit sharing contributions, participants must be actively employed on the last day of the Plan year and must have completed 1,000 hours of service.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on the first day of each quarter within the Plan year.

Participant Accounts

A separate account is maintained for each participant and is credited with participant contributions, Company contributions, and actual earnings thereon as well as forfeitures of terminated participants’ non-vested accounts.

AZZ Incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A.         Description of the Plan - continued

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are reallocated among the remaining participants in the proportion that each participant’s compensation for the year bears to the total compensation of all participants for the year.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to their account in a variety of nine investment options, which vary in degree of risk, with the exception of AZZ incorporated common stock for which participants may only hold or sell existing shares.  Participants may change their investment options at any time.  Investments are held by Hartford, the record keeper, funding agent, and a party-in-interest.  Under a trust agreement with the Company, MFS Heritage Trust Company is a directed trustee.  The Plan’s assets are invested in accordance with directions provided by the Company.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times.  The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon vest in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account and bear interest at prime.  Interest rates for 2008, ranged from 4.0% to 9.25%.  Principal and interest are paid ratably through payroll deductions.

AZZ Incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A.	Description of the Plan – continued

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $1,000, the benefit is payable in a lump sum.  If the vested benefit is greater than $1,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary.  Prior to termination of service, a participant may elect to receive all or any portion of their accrued vested benefit if either the participant has participated in the Plan at least five years or has attained 59 1/2 years of age.

B.         Summary of Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Accordingly, actual results may differ from these estimates.

Investment Valuation

Investments in mutual funds are stated at fair value using quoted prices in an active market, which represent the net asset values of shares held by the Plan at year end.  The investments in AZZ incorporated common stock are valued at the closing price at year end on the New York Stock Exchange.  Amounts invested on a short-term basis are in highly liquid assets; the fair value and cost basis of these invested funds are equal.  Purchases and sales of securities are recorded on the trade dates.  Gains or losses on sales of securities are calculated using the average cost of the securities sold.  Interest income is recorded on the accrual basis.

All investments, earnings thereon, and uninvested cash were held by Hartford under a trust agreement.  The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Contributions

Participant and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

AZZ Incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

B.         Summary of Significant Accounting Policies - continued

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan.  The Company or the Plan pays administrative expenses of the Plan.  Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits.  There were no administrative expenses paid by the Plan in 2008 or 2007.

C.         Investments

At February 29, 2008 and February 28, 2007, individual investments that represent 5% or more of the net assets available for benefits are as follows:

2008

MFS Total Return Fund A	$5,076,117
American Funds Growth Fund of America R4	4,778,143
MFS Value Fund A	4,441,670
MFS Bond Fund A	4,381,390
MFS Global Equity Fund A	4,068,120
MFS Money Market Fund	1,928,246

2007

MFS Total Return Fund A	$4,464,981
MFS Value Fund A	4,311,114
MFS Bond Fund A	4,179,756
American Funds Growth Fund of America R4	3,961,367
MFS Global Equity Fund A	3,758,767
MFS Money Market Fund	1,446,887

During the years ended February 29, 2008 and February 28, 2007, net realized and unrealized gains (losses) were comprised of the following:

	2008	2007

Mutual funds	$(2,145,296)	$744,886
AZZ incorporated common stock	425,312	281,493

Net realized and unrealized gains (losses)	$(1,719,984)	$1,026,379

AZZ Incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

D.           Forfeited Accounts

Approximately $35,000 of forfeitures were allocated to remaining participants during fiscal 2007.  At February 29, 2008 and February 28, 2007, net assets available for benefits include approximately $157,000 and $58,000, respectively, of unallocated forfeitures.

E.           Excess Contributions Payable

The Internal Revenue Code (the “Code”) attempts to ensure that employees at all levels of income share the tax advantages of the Plan proportionally.  A non-discrimination test is required by the Code to determine a contribution level that makes all participant contributions, as a percentage of compensation, fall within prescribed limits.  The amounts accrued as an excess contributions payable to participants, represent contributions exceeding the allowed limits and will be refunded to employees subsequent to the end of each Plan year.

F.           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

G.	Income Tax Status

The Company has adopted the MFS Retirement Services, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust, which has a favorable opinion letter from the IRS stating that the written form of the prototype plan is acceptable under Section 401(a) of the Code and that any employer adopting this prototype plan document will be considered to have a plan qualified under section 401(a) of the Code.  In March 2005, the Plan received a favorable determination letter from the IRS stating that the Plan as adopted is qualified under Section 401(a) of the Code.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

AZZ Incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

H.           Plan Amendments

Effective March 1, 2006, the Plan was amended to increase the maximum deferral limit to 50%, decrease the required period of service for eligibility from one year to 90 days, and to automatically enroll eligible employees into the Plan with an automatic enrollment provision at 3%.

I.            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, at February 29, 2008 and February 28, 2007, per the financial statements to the Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$31,934,439	$28,181,156
Amounts allocated to withdrawing participants	(83,042)	(23,006)
Net assets available for benefits per the Form 5500	$31,851,397	$28,158,150

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan’s year end but not yet paid as of that date.  For financial statement purposes benefit claims are not recorded until payment is made.

AZZ incorporated Employee Benefit Plan & Trust

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 29, 2008

Plan: 001

EIN: 75-0948250

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investments	Cost	Value

*	MFS	MFS Total Return Fund A	**	$5,076,117
	American Funds	Growth Fund of America R4	**	4,778,143
*	MFS	MFS Value Fund A	**	4,441,670
*	MFS	MFS Bond Fund A	**	4,381,390
*	MFS	MFS Global Equity Fund A	**	4,068,120
*	MFS	MFS Money Market Fund	**	1,928,246
	Columbia	Columbia Acorn Fund A	**	1,022,403
*	AZZ incorporated	AZZ incorporated common stock	**	750,150
	Scudder	Scudder Equity 500 Index Fund	**	611,116
*	Participant loans	Interest rates ranging from 4.0 to 9.25 percent	-0-	842,634

				$27,899,989

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the AZZ incorporated Employee Benefit Plan & Trust (the “Plan”) have duly caused this annual report for the Plan year ended February 29, 2008 to be signed on its behalf by the undersigned, thereunto duly authorized.

AZZ incorporated Employee Benefit Plan & Trust

Date: August 27, 2008                    By           /s/ DAVID H. DINGUS
David H. Dingus
Administrative Committee Member

Date: August 27, 2008                    By           /s/ DANA L. PERRY
 Dana L. Perry
 Administrative Committee Member

EXHIBIT INDEX

Exhibit No.                                                                   Description
        23.1                                   Consent of Independent Registered Public Accounting Firm